Filed Pursuant to Rule 433

Registration Statement No. 333-231751

THE TORONTO-DOMINION BANK

US$350,000,000 FLOATING RATE SENIOR MEDIUM-TERM NOTES, SERIES C, DUE 2022

FINAL TERM SHEET

DATED OCTOBER 7, 2019

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the

Preliminary Pricing Supplement dated October 7, 2019 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 18, 2019 and the caption “Description of the Debt Securities” in the Prospectus dated June 18, 2019.

Issuer:	The Toronto-Dominion Bank

Issue:	Floating Rate Senior Medium-Term Notes, Series C, due 2022 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: Aa3 (outlook: stable) / Standard & Poor’s: A (outlook: stable)

Principal Amount:	US$350,000,000

Issue Price:	100.000% plus accrued interest, if any, from October 10, 2019

Trade Date:	October 7, 2019

Settlement Date (T+3) [2]:	October 10, 2019

Maturity Date:	December 1, 2022

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Base Rate:	USD LIBOR, subject to the provisions described under “Terms of the Notes — Benchmark Transition Event” in the Preliminary Pricing Supplement (the “benchmark replacement provisions”).

Index Maturity:	Three months

Spread:	+53 basis points

Commissions:	0.250%

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates and Interest Reset Dates:	Quarterly, on March 1, June 1, September 1, and December 1 of each year, beginning on December 1, 2019 (short first coupon).

Interest Determination Date:	The second London business day preceding the applicable Interest Reset Date, subject to the benchmark replacement provisions.

Day Count Fraction: Canadian Bail-in Provisions:

Actual / 360

The Notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of the Bank or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the Notes. See “Description of the Debt Securities — Terms Specific to Senior Debt Securities — Special Provisions Related to Bail-inable Debt Securities” and “Risk Factors — Risks Related to the Bank’s Bail-inable Debt Securities” in the accompanying prospectus supplement and base prospectus.

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes, at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date. See “Terms of the Notes — Redemption for Tax Reasons” in the pricing supplement.

Concurrent Offering:	US$1,150,000,000 1.900% Senior Medium-Term Notes, Series C, due 2022 The settlement of the Notes is not contingent on the settlement of the concurrent offering.

Listing:	None

Joint Bookrunners:	TD Securities (USA) LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC SG Americas Securities, LLC UBS Securities LLC U.S. Bancorp Investments, Inc.

CUSIP / ISIN:	89114QCE6 / US89114QCE61

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 (collect), SG Americas Securities, LLC at 1-855-881-2108, UBS Securities LLC at 1-888-827-7275, or U.S. Bancorp Investments, Inc. at 1-877-558-2607.